

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

David Hytha
Chief Financial Officer
Crypto 1 Acquisition Corp
1221 Brickell Avenue, Suite 900
Miami, Florida 33131

> **Re: Crypto 1 Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 30, 2021**
> **File No. 333-261051**

Dear Mr. Hytha:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to comment 1 and the revisions throughout that you "will not pursue targets that are incorporated, organized or have their principal business operations in China or Hong Kong." Please revise to clarify, if true, that you also will not consummate an initial business combination with such entities. Please also address whether you may pursue or undertake a business combination with a target with principal business operations in Macau.

Please contact Shih-kuei Chen at (202) 551-7664 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward P. Bromley